Entera Bio Ltd.
Minrav Building – Fifth Floor
Jerusalem, Israel 9112002

February 14, 2024

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Doris Stacey Gama

RE:	Entera Bio Ltd. (the “Company”) Registration Statement on Form S-3, as amended (the “Registration Statement”) Filed February 2, 2024 File No. 333-276844

Dear Ms. Gama

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:15 p.m. on February 14, 2024, or as soon thereafter as practicable.

Very truly yours, Entera Bio Ltd.

By:	/s/ Miranda Toledano
Name: Miranda Toledano
Title: Chief Executive Officer